PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general, that its production facility located in Lucas do Rio Verde, State of Mato Grosso, is henceforth authorized by the General Administration of Customs China (GACC), to export chicken and pork meat to China.

In November 2022 and in March 2023, the Company had already obtained the authorization to export chicken meat produced, respectively, by Companhia Minuano de Alimentos, an exclusive supplier of products to BRF, and by its production unit located in Marau, in the State of Rio Grande do Sul.

The new authorization provides relevant proteins production and commercialization capacity, besides promoting flexibility and greater agility to capture the best market opportunities.

São Paulo, May 16th, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.